CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated March 25, 2009 with respect to the consolidated financial statements of Augusta Resource Corporation and the effectiveness of internal control over financial reporting of Augusta Resource Corporation included in this Annual Report on Form 40-F for the year ended December 31, 3008, filed with the U.S. Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Accountants
Vancouver, British Columbia, Canada
March 25, 2009